UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 1)

ULTRALIFE CORPORATION

(Name of Subject Company)

ENERSYS MERGERSUB INC.

(Offeror)

ENERSYS

(Parent of Offeror)

(Names of Filing Persons)

Common stock, par value $0.10 per share

(Title of Class of Securities)

903899102

(CUSIP Number of Class of Securities)

Andrea J. Funk

EnerSys

Chief Financial Officer

2366 Bernville Road

Reading, Pennsylvania 19605

(610) 208-1991

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

With a copy to:

Anne Peetz

Jocelyne Kelly

Reed Smith LLP

1221 McKinney St #2100

Houston, Texas 77010

(713) 469-3800

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 1 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission on October 28, 2026 (as it may be further amended and supplemented from time to time, the “Schedule TO”) and relates to the tender offer by EnerSys Mergersub Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of EnerSys, a Delaware corporation (“EnerSys”) for any and all of the outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Ultralife Corporation, a Delaware corporation (“Ultralife”), in exchange for $16.00 per Share, payable in cash, without interest and subject to reduction for any applicable withholding taxes, upon the terms and subject to the conditions set forth in the offer to purchase, dated October 28, 2026 (the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A), and in the related letter of transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B), which, as each may be amended or supplemented from time to time, collectively constitute the “Offer.”

The Offer will expire at 5:00 p.m., New York City time, on December 3, 2026, unless the Offer is extended or earlier terminated in accordance with the terms of the Merger Agreement.

Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items in this Amendment. Capitalized terms used but not defined herein have the respective meanings ascribed to them in the Schedule TO.

Item 12. Exhibits.

Regulation M-A Item 1016

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Description

(a)(5)(A)	Press Release issued by EnerSys on November 12, 2026 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed by EnerSys with the U.S. Securities and Exchange Commission on November 12, 2026).

(a)(5)(B)*	Slide Excerpts from EnerSys Second Quarter Fiscal Year 2027 Earnings Presentation, dated November 12, 2026.

(a)(5)(C)*	Transcript of EnerSys Second Quarter Fiscal Year 2027 Earnings Call held on November 12, 2026.

*	Filed herewith.

SIGNATURES

After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 13, 2026

ENERSYS MERGERSUB INC.

By:	/s/ Andrea J. Funk
Name:	Andrea J. Funk
Title:	President

ENERSYS

By:	/s/ Andrea J. Funk
Name:	Andrea J. Funk
Title:	Chief Financial Officer